April 21, 2025

Jianbiao Dai
Reporting Person
NetClass Technology Inc
6F, Building A, 1188 Wan Rong Road
Shanghai, F4, 200436

       Re: NetClass Technology Inc
           Schedule 13D filed February 14, 2025 by Jianbiao Dai
           File No. 005-94873
Dear Jianbiao Dai:

       We have conducted a limited review of the above-captioned filing and have the following comments.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D filed February 14, 2025
General

1.     We note that the event reported as requiring the filing of the Schedule
13D was
       December 31, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
       Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the December 31, 2024 event date, the Schedule 13D submitted on
       February 14, 2025 was not timely filed. Please advise us why the
Schedule 13D was
       not filed within the required five business days after the date of the acquisition.
2. The cover page of the above-captioned Schedule 13D indicates that December 31,
       2024 was the date of the event that required this filing to have been made. Please advise us how this date was determined.
Item 3, page 1

3. We note your disclosure of "PF." Please revise to disclose the amount of funds or
 April 21, 2025
Page 2

       other consideration used in making the purchases disclosed in your
Schedule 13D.
       Refer to Item 3 of Schedule 13D.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Nicholas Panos at
202-551-3266.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions